Exhibit 99.1

Bona Chairman & CEO Mr. Yu Dong to Acquire 21st Century Fox’s Stake in Bona Film Group

BEIJING, July 14, 2014 — Bona Film Group Limited (“Bona”) (NASDAQ: BONA) today announced an agreement between an affiliate of 21st Century Fox and Bona’s Founder, Chairman and CEO, Mr. Yu Dong, for Mr. Yu to acquire 21st Century Fox’s entire 19.3% interest (6,050,067 ordinary shares, equal to 19.9% interest before dilution from ordinary shares issued in respect of options) in Bona for $71.4 million or $11.80 per share ($5.90 per American Depository Share). An affiliate of 21st Century Fox acquired the ownership interest in Bona in May 2012. The sale, which is subject to customary closing conditions, has no effect on the five film co-productions between the 21st Century Fox and Bona, including Bride Wars, which began principal photography in June of this year, or on the robust pipeline.

“We appreciate the support of such a tremendous partner as 21st Century Fox, and for their contribution to the growth and development of Bona Film Group,” said Mr. Yu. “I have high confidence in the booming film industry in China, and the strong growth prospects for Bona. We’re delighted to have completed this transaction on such positive terms, and look ahead to our future joint efforts, as Bona remains focused on future plans for Hollywood and international expansion. In particular, Bride Wars is the first of our five co-production projects with 21st Century Fox, and we are confident it will be a tremendous success, as it will appeal to the fast growing younger Chinese audience, one of the most important audience groups that we want to capture in today’s market.”

“We remain committed to our current co-productions with Bona as well as to exploring future collaboration with them and others in the exciting and rapidly growing Chinese film market,” said Jim Gianopulos, Chairman and CEO, Twentieth Century Fox Film.

About Bona Film Group Limited

Bona Film Group Limited (NASDAQ: BONA) is a leading film distributor in China, with an integrated business model encompassing film distribution, film production, film exhibition and talent representation. Bona distributes films to Greater China, Korea, Southeast Asia, the United States and Europe, invests and produces movies in a variety of genres, owns and operates twenty-two movie theaters and manages a range of talented and popular Chinese artists.

For more information about Bona, please visit http://www.bonafilm.cn.

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Forward Looking Statements

This news release may contain certain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. All statements other than statements of historical fact in this press release are forward-looking statements and involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. These forward-looking statements are based on management’s current expectations, assumptions, estimates and projections about the Company and the industry in which the Company operates, but involve a number of unknown risks and uncertainties, Further information regarding these and other risks is included in the Company’s filings with the U.S. Securities and Exchange Commission. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and actual results may differ materially from the anticipated results. You are urged to consider these factors carefully in evaluating the forward-looking statements contained herein and are cautioned not to place undue reliance on such forward-looking statements, which are qualified in their entirety by these cautionary statements.

Contact Us

In China:	In the U.S.:
Peng Li	The Piacente Group, Inc.
Bona Film Group Limited	Investor Relations
Tel: +86-10-5631-0700-398	Don Markley
Email: ir@bonafilm.cn	Tel: (212) 481-2050
Email: bona@tpg-ir.com